Stellar Biotechnologies Acquires Exclusive, Worldwide License to Clostridium Difficile Immunotherapy Technology

Stellar expands with proprietary KLH-based vaccine program.

PORT HUENEME, CA, (July 30, 2013) -- Stellar Biotechnologies, Inc. ("Stellar" or “the Company”) (OTCQB: SBOTF) (TSX-V: KLH), announced today that the Company has acquired the exclusive, worldwide license to patented technology for the development of human immunotherapies against Clostridium difficile infection (“C. diff”) from the University of Guelph (Ontario, Canada) (“Guelph”).

The license gives Stellar exclusive rights to develop, manufacture and sell human vaccines to treat C. diff infection that derive from technology covered by Guelph patents.  The license also includes human diagnostic applications.  Specifically, the agreement covers a family of international patents and patent applications related to the cell-wall polysaccharide of C. diff named PSII.

“This opens significant new opportunities for Stellar and is an excellent fit in our goal to secure complementary technologies for strategic expansion,” said Frank Oakes, Stellar President and CEO.  “We hold the world’s leading technology for sustainable manufacture of KLH protein and now we have a strong platform for Stellar’s first proprietary, active immunotherapy program.”

Herbert Chow, Ph.D., Stellar Chief Technology Officer said, “A PSII-KLH conjugate has the potential to be a major infectious disease immunotherapy, and we are concurrently proving the utility of Stellar KLH as a mucosal adjuvant in vaccines which opens the door for a multitude of new uses for Stellar KLH technology.”

Working under an option agreement executed last year, Stellar and Guelph scientists demonstrated in preclinical studies that conjugate vaccines combining PSII technology with Stellar’s KLH protein as adjuvant can protect against primary and secondary C. diff infection.  Last week, Stellar announced that results from the studies will be presented at the International ClostPath Conference this October.

University of Guelph professor Mario Monteiro, discoverer of the C. difficile Polysaccharide II, said, “Stellar’s vision has made it possible for our scientific discovery to migrate from the lab to the hands of industry.  I’m confident that in time, this vaccine will prove to have saved many lives.”

“One of our goals at the University of Guelph is to move scientific discoveries out of the laboratories and put them to use to improve the quality of people’s health and daily lives,” said Kevin Hall, Guelph Vice-President Research.  “There is no better way to do this than using academic expertise to help industry develop promising new applications that can have a positive impact globally.”

The agreement provides for Stellar to pay Guelph license fees in a combination of cash, stock and warrants, and milestone payments upon achievement of financing, development and sales targets.  Stellar will pay royalties on revenues and reimburse patent costs.  Within 30 days of the effective date of the agreement and subject to TSX Venture Exchange approval, Guelph will receive 371,200 common shares and 278,400 warrants.  Each warrant provides Guelph the right to purchase one common share on or before January 24, 2015, at a purchase price of CDN$1.25 per share.  All securities issued under this agreement are subject to a hold period of four months and one day from the date of issuance.

About Clostridium difficile

Clostridium difficile is a major and growing cause of mortality and morbidity in hospitalized patients.  Incidence of C. diff is at a record high in the U.S. with more than 330,000 cases reported in 2009.  C. diff is a type of bacteria normally present in the intestine, but which can overgrow as a result of antibiotic use.  It causes severe diarrhea and life-threatening intestinal conditions such as colitis.  The cost of C. diff related treatment in the U.S. and Europe is estimated at more than $7 billion annually.

About Stellar Biotechnologies, Inc.

Stellar Biotechnologies, Inc. (TSX-V: KLH) (U.S. OTC: SBOTF) (Frankfurt: RBT) is the world leader in sustainable manufacture of Keyhole Limpet Hemocyanin (KLH). KLH is an important immune-stimulating protein used in wide-ranging therapeutic and diagnostic markets. KLH operates as both a vital component in many active immunotherapies (targeting cancer, infectious diseases, and immune disorders) as well as an antigen for measuring immune status. Stellar Biotechnologies is unique in its proprietary methods, facilities, and core KLH technology.  We are committed to meeting the growing demand for commercial-scale supplies of high-quality KLH, ensuring environmentally sound KLH production, and developing KLH-based active immunotherapies. To receive regular updates, enter email at http://stellarbiotechnologies.com/contact/

Visit www.StellarBiotech.com and the KLH knowledge base www.KLHSite.com.

Contacts:

Herbert Chow, Ph.D., Chief Technology Officer

hchow@stellarbiotech.com

Phone +1 (805) 488-2800

Frank Oakes, Chairman

investorrelations@stellarbiotech.com

Investor Relations:

MZ Group

Mark A. McPartland

Senior Vice President

Phone: +1 (212) 301-7130

markmcp@mzgroup.us
Web: www.mzgroup.us

Forward Looking Statements

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, the Company expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein. This news release does not constitute an offer to sell, or a solicitation of an offer to buy any of the Company's securities set out herein in the United States, or to, or for the benefit or account of, a U.S. Person or person in the United States. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of these releases.